Exhibit 2

FOR IMMEDIATE RELEASE	2 APRIL 2014

WPP PLC (“WPP”)

Kantar Media acquires social media data analytics agency The Data Republic in Spain

WPP announces that Kantar Media, its wholly-owned media research and analytics business has acquired the entire issued share capital of The Data Republic, S.L., a social media data analytics agency in Spain.

Founded in 2011 and based in Barcelona, The Data Republic has developed a proprietary platform and suite of products monitoring and analysing real-time data from multiple social networks.

As a result of this acquisition Kantar will gain access to The Data Republic’s proprietary technology including “Tuitele”, which collects, measures, analyses and creates visualisations of social media conversations around TV shows and TV advertising and provides TV networks, TV production companies, agencies and advertisers a comprehensive service to increase the engagement of their TV shows and commercials.

This acquisition continues WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital media. In Spain, WPP companies (including associates) generate revenues of nearly US$426 million and employ over 3000 people (including associates). WPP recently raised its targets for each of fast-growth markets and new media to at least 40-45% over the next five years.

Kantar Media is part of Kantar, WPP’s data investment management arm, one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 28,500 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+ 44(0) 207 408 2204